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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1998



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8
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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $21,446

COST OF OPERATION                                           22,956

OPERATING LOSS                                              (1,510)

NONOPERATING INCOME                                            883

LOSS BEFORE INTEREST CHARGES                                  (627)

INTEREST CHARGE (CREDIT)                                        (2)

LOSS BEFORE FEDERAL INCOME TAXES                              (625)

FEDERAL INCOME TAX CREDIT                                     (625)

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $1

NET INCOME                                                     -

BALANCE AT END OF PERIOD                                      $1


The common stock of the Company is wholly owned by Ohio Power Company.
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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 42,042
  Accumulated Depreciation and Amortization                  36,584

         NET MINING PLANT                                     5,458

OTHER PROPERTY AND INVESTMENTS:
  Disputed Tax and Interest Payment Related to COLI          10,211
  Other                                                       1,456

         TOTAL OTHER PROPERTY AND INVESTMENTS                11,667

CURRENT ASSETS:
  Cash and Cash Equivalents                                  52,477
  Accounts Receivable:
    General                                                     277
    Affiliated Companies                                      4,118
  Coal                                                          140
  Materials and Supplies                                      6,667
  Prepayments                                                   148

         TOTAL CURRENT ASSETS                                63,827

DEFERRED INCOME TAXES                                        45,394

REGULATORY ASSETS                                               142

DEFERRED CHARGES                                                998

           TOTAL                                           $127,486
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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        December 31,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                           $      7
  Retained Earnings                                              1

         TOTAL SHAREHOLDER'S EQUITY                              8

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       40,855
  Accrued Reclamation Costs                                 35,741
  Mine Closure                                              27,652
  Other Operating Reserves                                   9,435

         TOTAL OTHER NONCURRENT LIABILITIES                113,683

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  2,367
    Affiliated Companies                                       409
  Taxes Accrued                                              3,246
  Accrued Reclamation Costs                                  4,681
  Accrued Vacation Pay                                         607
  Workers' Compensation Claims                                 619
  Other                                                        549

         TOTAL CURRENT LIABILITIES                          12,478

DEFERRED CREDITS                                             1,317

           TOTAL                                          $127,486
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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1998


   As discussed in Note 2 under the heading Litigation of the Notes to Financial Statements in the 1998 Annual Report, the Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96.

   In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. A disallowance of the COLI interest deductions through December 31, 1998 would total approximately $10.8 million (including interest). In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.

Mine Closure

   In October 1998 the Company announced plans to discontinue mining operations effective October 31, 1999. Consequently, a provision of $44.6 million for mine closure costs was recorded in October and November 1998. The Company billed and recovered these costs from OPCo. An additional provision of $6.3 million for other postretirement benefits was recorded in February 1999 and billed to OPCo.

Big Muskie

   In January 1999 the Company announced that it awarded a contract for the dismantling and disposal of its Big Muskie dragline.  The salvage value of Big Muskie is expected to cover the cost of dismantling and disposal.
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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1998
                    (in thousands, except as noted)
                                                                                                     October through
                                                                                                         December
                                                                                                           1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.51% per annum, 2.6275% per quarter                                                         .026275

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                              (2)
            Less: Nonoperating Income                                                                         883

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (885)
            2. Year-to-Date                                                                              $ (2,818)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 22,331

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (885)

       C. Cost Applicable to Current Quarter Coal Billings                                                 21,446
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                     -
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 21,446

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                421,584

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $50.87

(a)    As represented by  Cost of Operation" plus  Federal Income Taxes" reported in Statements of Income.
/TABLE
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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1998


                                                       (in thousands)

Direct Labor-UMW*                                         $    589
Indirect Labor-UMW*                                          1,876
Benefits-UMW*                                                1,473
Salaries and Benefits-Nonunion                               1,173
Operating Supplies                                           1,534
Repair Parts and Materials                                   1,917
Electricity and Other Utilities                                652
Outside Services-Maintenance, Haulage and Reclamation          945
Taxes Other Than Federal Income Taxes**                        312
Rental of Equipment                                            817
Depreciation, Depletion and Amortization                       987
Mining Cost Normalization***                               (37,634)
Reclamation                                                  1,320
Mine Closure Provision                                      44,632
Other Production Costs                                       2,346

Subtotal                                                    22,939

Transfers of Production Costs (to)/from Coal Inventory          17

          Total                                           $ 22,956

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in benefits.
*** Represents the deferral/accrual required  to establish a monthly selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and any deferral is eliminated by year-end. The $37.6 million credit represents mine closure costs included in the normalized selling prices billed monthly but not accrued as a liability until October 1998 when the Board of Directors approved the closing of the Muskingum mine.

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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           December 31, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $  324

Mining Structures and Equipment       38,048     34,292     3,756

Coal Interests (net of depletion)      1,378       -        1,378

Leasehold Improvements                 2,292      2,292      -

    Total Mining Plant
      in Service                     $42,042    $36,584    $5,458
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                       CENTRAL OHIO COAL COMPANY
                CONSTRUCTION EXPENDITURE BUDGET - 1999


  The Company has no significant construction expenditures planned for 1999.